Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS RENEWS NORMAL COURSE

ISSUER BID

Brookfield News, August 16, 2018 — Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by BPY of its intention to renew its prior normal course issuer bid for a further one-year period. BPY stated that at times its limited partnership units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring limited partnership units represents a desirable use of available funds.

The notice provides that BPY may, during the twelve-month period commencing August 20, 2018 and ending August 19, 2019, purchase on the TSX, the Nasdaq Stock Market (“Nasdaq”) and any alternative Canadian trading system, up to 21,091,764 limited partnership units, representing approximately 10% of its public float. At August 7, 2018 there were 262,088,212 limited partnership units issued and outstanding, with 51,170,567 limited partnership units held by insiders, giving BPY a public float of 210,917,645 limited partnership units. Under the normal course issuer bid, BPY may purchase up to 42,776 limited partnership units on the TSX during any trading day, which represents approximately 25% of the average daily trading volume of 171,107 on the TSX for the most recently completed six calendar months prior to the TSX’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the limited partnership units under the normal course issuer bid will be the market price at the time of purchase. The actual number of limited partnership units to be purchased and the timing of such purchases will be determined by BPY, and all purchases of limited partnership units will be effected through the facilities of the TSX, the Nasdaq and any alternative Canadian trading system. All limited partnership units purchased by BPY under this bid will be promptly cancelled.

In connection with the normal course issuer bid, BPY entered into an automatic purchase plan with its designated broker. The automatic purchase plan will allow for the purchase of limited partnership units, subject to certain trading parameters, at times when BPY ordinarily would not be active in the market due to its own internal trading blackout period, insider trading rules or otherwise. Outside of these periods, limited partnership units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The plan will commence on August 20, 2018 and terminate on August 19, 2019.

Of the 20,468,827 limited partnership units approved for purchase under BPY’s prior normal course issuer bid that commenced on August 18, 2017 and expires on August 17, 2018 (the “Prior NCIB”), BPY purchased 733,235 limited partnership units through open market purchases on the TSX, the Nasdaq, the New York Stock Exchange and other alternative Canadian trading systems. The weighted average price that BPY paid per limited partnership unit acquired under this bid was US$19.02.

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Brookfield Property Partners is one of the world’s premier commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

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Contact:
Matthew Cherry
Senior Vice President, Investor Relations & Communications
Tel: 212-417-7488
Email: matthew.cherry@brookfield.com